Filed by Bank Mutual Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bank Mutual Corporation

Commission File No. 000-31207

August 9, 2017

<<Customer Name>>

<<Address street>> <<Address 2 >>

<<City>>, <<State>> <<Zip>>

Dear <<Customer Name>>:

On behalf of Bank Mutual’s employees, I’d like to thank you for your continued trust in us to provide you with personalized financial services and thoughtful advice to help you plan for and reach life’s milestones. This year marks 125 years in business for Bank Mutual. We owe our gratitude and appreciation to you, our loyal customers, and to our communities, where we have lived, worked and partnered for these many years.

I’m writing today to provide you with more information about the announcement we made on July 20, 2017. Bank Mutual

Corporation and Associated Banc-Corp jointly announced that Bank Mutual will merge with and into Associated Bank.

A decision like this is only made after deep consideration of what is best for our customers, communities and shareholders. Bank Mutual and Associated Bank share many of the same principles, including a commitment to exceptional customer service and our communities. I am confident this merger will benefit you in many ways. Here are just a few:

•	Over 200 convenient office locations located across Wisconsin, Minnesota and Illinois, plus commercial financial services in Indiana, Michigan, Missouri, Ohio and Texas
•	Expansive ATM network, including continued access to MoneyPass® ATMs
•	Award winning* Customer Care available 24/7/365, even on holidays
•	Expanded menu of services for individuals and businesses

Right now, it’s banking as usual

Until the merger transaction is completed during the first quarter of 2018, you will notice little change in your banking experience at Bank Mutual. Bank Mutual will continue to operate separately from Associated Bank until all regulatory and shareholder approvals are received and the companies are merged. Until then, you should continue to work with us as you always have.

•	Continue to visit your current Bank Mutual banking offices and ATMs
•	Keep using your Bank Mutual checks, cards, online and mobile banking
•	Rely upon the talented team at Bank Mutual for your banking products, services and advice

Integration of the two companies will take place over a period of time. Please be assured, we will communicate with you frequently, well ahead of any changes. In the meantime, check our website for the latest news, or obtain further information by visiting AssociatedBank.com/BankMutual.

The future is bright, and we look forward to working with Associated Bank to bring you The Better Side of Banking™ together.

Sincerely,

David Baumgarten

President and Chief Executive Officer

Bank Mutual

Corporate Headquarters • 4949 W. Brown Deer Road, Milwaukee, Wis. 53223 • (800) 261-6888
bankmutual.com

Forward Looking Statements

This letter contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could cause or contribute to differences from those statements include, but are not limited to, those included under Item1A “Risk Factors” in Bank Mutual’s Annual Report on Form 10-K for the year ended December 31, 2016, and those disclosed in Bank Mutual’s current report on Form 8-K filed on July 20, 2017, and Bank Mutual’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”).

Important Additional Information and Where to Find It

In connection with the proposed merger, Associated will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Bank Mutual and a Prospectus of Associated, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF BANK MUTUAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Associated and Bank Mutual, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Associated Banc-Corp at http://www.associatedbank.com under the heading “About” and then under the heading “Investor Relations” and then under “SEC Filings” or from Bank Mutual Corporation at http://www.bankmutual.com/bank-mutual-corporation/ under the heading “Financial & SEC Reports.” Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Associated Banc-Corp, 433 Main Street, Green Bay, Wisconsin 54301, Attention: Investor Relations, Telephone: (920) 491-7059 or to Bank Mutual Corporation, 4949 West Brown Deer Road, Milwaukee, Wisconsin 53223, Attention: Michael W. Dosland, Telephone: (414) 354-1500.

Participants in the Solicitation

Associated, Bank Mutual, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Associated’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 14, 2017, and certain of its Current Reports on Form 8-K.

Information regarding Bank Mutual’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 8, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Corporate Headquarters • 4949 W. Brown Deer Road, Milwaukee, Wis. 53223 • (800) 261-6888
bankmutual.com